Exhibit 21.1

Subsidiaries

Entity	Jurisdiction of Organization

Energy Response Holdings Pty Ltd	Australia

EnerNOC Australia Pty Ltd	Australia

Celerity Energy Partners San Diego LLC	California

Cogent Energy, Inc.	California

Global Energy Partners, Inc.	California

EnerNOC Ltd.	Canada

Pulse Energy Inc.	Canada

EnTech Utility Service Bureau Inc.	Delaware

World Energy Solutions, Inc.	Delaware

EnerNOC UK Limited	England and Wales

EnTech Utility Service Bureau Ltd.	England and Wales

EnerNOC GmbH	Germany

Entelios AG	Germany

M2M Communications Corporation	Idaho

Activation Energy DSU Limited	Ireland

EnerNOC Ireland Limited	Ireland

ENOC Securities Corporation	Massachusetts

EnerNOC New Zealand Limited	New Zealand

EnerNOC Korea Limited	South Korea